UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: April 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Business Update

Application by the Company to be placed under judicial management in Singapore

As previously disclosed, since the second half of fiscal year 2024, Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (the “Company”) has engaged in a variety of restructuring transactions, including divestment of certain of its subsidiaries, as well as the sale of its non-U.S., ‘rest-of-the-world’ distributed generation business, to overcome financial challenges stemming from the continued denial of entry for certain shipments of its products by the U.S. Customs & Border Protection (“CBP”), increasing price competition, as well as business development challenges arising from the impact of recently enacted legislation such as One Big Beautiful Bill Act (“OBBBA”) on available tax and other incentives. The funds received by the Company from these restructuring transactions were utilized to meet i) trade payables that had become due, ii) tax and other operating expenses, iii) costs related to module purchasing agreement with a third party for modules assembled in the U.S., iv) costs related to restructuring efforts, including severance expenses and v) interest payments on our outstanding debt. CBP’s continued denial of entry of certain shipments of the Company’s products into the United States, has negatively impacted the Company’ ability to generate cash flow from the sale of such products. CBP’s continued denial of entry for certain shipments of the Company’s products has also impacted the Company’s ability to fulfil certain contractual commitments and in a number of cases, customers have commenced legal actions against the Company, alleging breach of contract and seeking damages upward of $70M. The Company’s legal action at the U.S. Court of International Trade to contest CBP’s decision is ongoing, however, there is no imminent solution expected. The development of Maxeon 8 technology has suffered from certain setbacks, including an unsuccessful collaboration arrangement under the Amended BDSA (as defined below), resulting in the Company having to self-fund any further capital expenditures for research & development. The Company has also been in negotiations with potential investors and financing providers to explore debt and/ or equity financing to address its liquidity issues or to take advantage of tax and other incentives in the U.S. in light of recently enacted legislation such as the OBBBA, however, these discussions remain in early stages with no visibility into whether they will have successful outcomes.

Management of the Company, together with the board of directors, has given careful consideration to these and other factors deemed relevant and determined that there are significant doubts as to the sufficiency of the Company’s working capital to meet its short-term financial obligations as they become due.

Following approval by the Company’s board of directors, on April 1, 2026, the Company announced that together with its subsidiary, Maxeon Solar Pte Ltd. (“MSPL”), they have each filed a voluntary application with the High Court of the Republic of Singapore (the “Court”) to place the Company or MSPL, as the case may be, under (a) judicial management pursuant to section 91 of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (the “IRDA”) (the “JM Applications”). The JM Applications indicate that the board of directors of the Company has proposed the appointment of Mr. Tan Wei Cheong and Mr. Lim Loo Khoon of Deloitte Singapore SR&T Restructuring Services Pte. Ltd. as the joint and several judicial managers of the Company and MSPL to manage their affairs, business and property during the judicial management period. A separate application was filed pursuant to section 92 of the IRDA (the “IJM Applications”) for the appointment of Messrs. Tan and Lim of Deloitte Singapore SR&T Restructuring Services Pte. Ltd. as the joint and several interim judicial managers of the Company and MSPL, pending the substantive hearing of the JM Applications (together with the JM Applications, the “Applications”).

Judicial management under Singapore law is a court‑ordered corporate restructuring process which aims to provide a company which is in financial trouble, some "breathing space" to restructure and rehabilitate its business and/or to achieve a better realization of its assets than it would have in a liquidation scenario. The Applications are intended to preserve and maximize value for all stakeholders (including the customers and creditors of all Company affiliates (collectively, the “Group”)), and to establish a stable platform to seek an optimum solution for the benefit of the Group’s stakeholders, including an opportunity to continue discussions with potential investors. Funds which the

Company has received in connection with the Termination Agreements and the Assignment Agreement (both terms as defined herein) may be used for operating and restructuring costs during the judicial management of the Company.

The Applications seek to achieve one or more of the statutory purposes of judicial management, namely:

(a) the survival of the Company and MSPL as a going concern,

(b) Court’s approval of a compromise or an arrangement between the Company or MSPL, as the case may be, and the Company's creditors or any class of them, the Company's members or any class of them, and/or the holders of units of shares of the Company or any class of them, and

(c) a more advantageous realization of the Company’s or MSPL’s, as the case may be, assets or property than on a winding up scenario.

Following the filing of the Applications, an automatic statutory moratorium has been imposed from the date of the Applications until the determination of the JM Applications, during which period, no step may be taken to enforce any security over any property of the Company or MSPL, as the case may be, and no other legal proceedings may be commenced or continued against the Company or MSPL, as the case may be, except with the leave of the Court and subject to such terms as the Court may impose, amongst other restrictions.

The Applications will be heard on a date to be fixed by the Court.

Further announcements will be made as soon as practicable to update the shareholders of the Company and the market on the developments relating to the Applications and any associated restructuring transaction.

The Company and the Group continue to evaluate all strategic alternatives to maximize value for stakeholders.

Mechanics of Judicial Management Under Section 91 of the IRDA

As mentioned above, judicial management under Singapore law is a court‑ordered corporate restructuring process which aims to provide a company which is in financial trouble, some "breathing space" to restructure and rehabilitate its business and/or to achieve a better realization of its assets than it would have in a liquidation scenario. A judicial manager, who is an independent licensed insolvency practitioner appointed by the Court, is appointed to manage the affairs, business and property of the company. Following the appointment of the judicial manager, the powers of the directors to manage and control the company will cease, and such powers of the directors will be conferred on the judicial manager. A judicial manager, once appointed, will assess whether the Company can be preserved as a going concern, restructured through a subsequent compromise or arrangement, or realized in a manner more advantageous than liquidation, and he will have to prepare and send to the creditors of the Company a statement of his proposals as to how such purposes can be achieved. The creditors will then vote to approve the judicial manager's proposals at a meeting of creditors convened for such a purpose.

The judicial manager will take into his custody or under his control all the property of the Company and has the power to sell or otherwise dispose of the property of the Company. While a judicial manager would exercise his best efforts to rehabilitate the Company's business as going concern and in doing so focus on value preservation of the Company's assets, there can be no assurance that the Company can be successfully rehabilitated and/or restructured as a going concern and/or achieve a better realization of its assets than in a liquidation scenario. A judicial manager is typically appointed for an initial period of 180 days, and upon expiration of that period, the Company is then discharged from judicial management unless the judicial manager applies to the Court to extend his term of office or obtain such extension by a resolution of the Company's creditors.

Termination of Material Agreements

Termination of Amended Bilateral Development Services Agreement

As previously disclosed, Zhonghuan Hong Kong Limited (“TZE HK”), a Hong Kong company and a subsidiary of TCL Zhonghuan Renewable Energy Technology Co Ltd. (“TZE”), Lumetech PTE Ltd. (Lumetech”), a subsidiary of

TZE and purchaser of SPML (as defined below), and Maxeon Solar Pte Ltd. (“MSPL”), a subsidiary of the Company (as defined below) entered into a Bilateral Development Services Agreement in connection with sale of 100% of the Company’s equity interest in its wholly owned indirect subsidiary, SunPower Philippines Manufacturing Ltd (“SPML”) in February 2025, which was subsequently amended on September 17, 2025 (the “Amended BDSA”). For more information on the SPML sale transaction, refer to the Form 6-K submitted by the Company to the Securities and Exchange Commission (the “SEC”) on January 27, 2025, and for more information on the terms of the Amended BDSA, refer to the Form 6-K submitted by the Company to the SEC on September 19, 2025.

Following a review of collaboration efforts of the parties and performance under the Amended BDSA, the parties mutually agreed to terminate the Amended BDSA. Under the terms of the termination agreement dated March 26, 2026 (“BDSA Termination Date”) entered into among TZE HK, Lumetech and MSPL (the “BDSA Termination Agreement”), certain intellectual property (“IP”) created or conceived under the Amended BDSA on and prior to the BDSA Termination Date shall be deemed as a part of the Foreground IP (as defined in the Amended BDSA). The Foreground IP is solely owned by TZE, except for US Patents (as such term is defined in the Amended BDSA), which remain jointly owned by the Company and TZE. The parties have agreed that Sections 5 (except Section 5.2(a)), 6 and 7 of the Amended BDSA will survive the termination of the Amended BDSA and continue in full force and effect insofar as they relate to the Foreground IP. The parties have also agreed that as consideration for the termination, TZE will pay the Company a termination fee in the sum of US$2,520,000 (the “Termination Fee”). Such payment will be made within 5 Business Days of the BDSA Termination Date and if not paid by that time, will accrue interest at a rate of 8% per annum.

Termination of the Procurement Agency Agreement

In connection with the SPML sale transaction, the Company also entered into a procurement agency agreement with Lumetech on February 28, 2025, where certain “Target Assets” comprising certain specifically identified assets and liabilities associated with the business activities within the country of The Philippines that are held by the Company or its subsidiaries, will be transferred and sold to certain subsidiaries of TZE (“Procurement Agency Agreement”). As the research and development activities related to the Target Assets have effectively ceased, the parties mutually agreed to terminate the Procurement Agency Agreement and on March 26, 2026 (the “Termination Date”) and entered into a termination agreement of the Procurement Agency Agreement (the “PAA Termination Agreement”). In consideration for the termination of the Procurement Agency Agreement and release of all obligations thereunder, TZE’s subsidiary shall pay a termination fee in the aggregate sum of USD$196,500. Such payment will be made within 5 Business Days of the date of the PAA Termination Agreement and if not paid by that time, will accrue interest at a rate of 8% per annum.

Settlement Agreement with Huansheng Parties

The Company has seconded certain personnel to TCL Zhonghuan Energy Technology (Jiangsu) Co., Ltd. (formerly known as Huansheng Photovoltaic (Jiangsu) Co., Ltd.), a subsidiary of TZE (“HSPV”), to support HSPV’s efforts to market its solar panels in certain markets outside of China and the United States. There are outstanding payments of approximately USD$827,377 due from HSPV to the Company in connection with these secondments. The Company, MSPL and SunPower Solar Energy Technology (Tianjin) Co., Ltd, a subsidiary of the Company, on the other hand, owe to HSPV and its affiliates, Huansheng New Energy (Jiangsu) Co., Ltd and Tianjin Huanrui Electronic Technology Co., Ltd., a total aggregate amount of approximately USD$502,803 in relation to secondment fees, research & development expenses, rental of facilities and purchase of solar modules. The Company has received USD$160,124.85 from HSPV. The parties have entered into a settlement agreement dated March 27, 2026 (the “Huansheng Parties Settlement Agreement”) under which HSPV has agreed to pay the outstanding net balance, following the deduction of the amounts owed by the Company and its subsidiaries and the prior payment by HSPV, of USD$164,449 to the Company in full and final settlement of all amounts owed between the parties. The value of the amounts owed between the Company and HSPV and their respective affiliates are derived from converting CNY to USD at a rate of 1 CNY = US$0.143.

The foregoing descriptions of the BDSA Termination Agreement, the PAA Termination Agreement and the Huansheng Parties Settlement Agreement (collectively, the “Termination Agreements”) and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Termination Agreements, which are respectively filed as Exhibits 99.1, 99.2 and 99.3 to this report, on Form 6-K and are incorporated herein by reference. Copies of the Termination Agreements have been included to provide shareholders of the Company with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

Entry into Assignment Agreement

As previously disclosed, MSPL entered into a Patent License Agreement (the “Patent License Agreement”) with Shanghai Aiko Solar Energy Co., Ltd. (“Aiko”) on February 5, 2026. For more information on the Patent License Agreement, refer to the Form 6-K submitted by the Company to the SEC on February 6, 2026. Aiko is required to pay MSPL an installment payment in the amount of approximately US$14 million (the "April 2026 License Fee Payment") on 30 April 2026. MSPL also has the benefit of a guaranty executed by the Chairman of Aiko in his individual capacity (the “Guarantor”) pursuant to which, the Guarantor has guaranteed in full the performance of all of Aiko’s obligations, duties, liabilities and undertakings under the Agreement (the “Guarantee”). The Patent License Agreement permits MSPL to designate a payee for payments due under the agreement and MSPL had nominated its licensing agent, Maoxing Holdings Corporation (the “Licensing Agent”), as payee. In light of the Company’s liquidity issues, MSPL has entered into an assignment agreement with the Licensing Agent on March 30, 2026 (the “Assignment Agreement”) pursuant to which MSPL has agreed to assign the right to receive the April 2026 License Fee Payment, and related rights under the Guarantee to the Licensing Agent, in exchange for a payment from the Licensing Agent of approximately US$7.9 million in three instalments which MSPL expects to receive before the end of April. The value of the amounts of the April 2026 License Fee Payment and the payment from the Licensing Agent to the Company are derived from converting CNY to USD at a rate of 1 CNY = US$0.143.

The foregoing description of the Assignment Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Assignment Agreement, which is filed as Exhibit 99.4 to this report, on Form 6-K and are incorporated herein by reference. A copy of the Assignment Agreement has been included to provide shareholders of the Company with information regarding its terms and is not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

The Termination Agreements and the Assignment Agreement contain representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of a specified date. The representations and warranties in the Termination Agreements and the Assignment Agreement reflect negotiations between the parties to such agreements and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Termination Agreements and/ or the Assignment Agreement may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Termination Agreements and the Assignment Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Termination Agreements and the Assignment Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

_____________________________________________________________________________________________Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501),

Form S-8 (File No. 333-283187), and Form S-8 ( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC)

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding judicial management, restructuring of our business portfolio and our strategic plans, including the ability to achieve the statutory purposes of judicial management.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in achieving the statutory purposes of judicial management; (2) the further development of MAX8 Technology and strategic partnerships, executing other restructuring plans, regulatory and other challenges that may arise; (3) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (4) an adverse final determination of our legal action contesting U.S. Customs & Border Protection’s (CBP) decision denying the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panel; (5) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (6) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and Iran; (7) our ability to manage our key customers and suppliers; (8) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (9) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (10) changes in regulation and public policy, including the imposition and applicability of tariffs; (11) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (12) fluctuations in our operating results and in the foreign currencies in which we operate; (13) appropriately sizing, or delays in establishing alternative manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (14) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and Iran, and conflicts in the Middle East, economic recession and environmental disasters; (15) reaction by securities or industry analysts to our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1	BDSA Termination Agreement dated March 26, 2026
99.2	PAA Termination Agreement dated March 26, 2026
99.3	Huansheng Parties Settlement Agreement dated March 27, 2026
99.4*	Assignment Agreement dated March 30, 2026

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

April 1, 2026	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer